PARAMOUNT RESOURCES LTD.
Calgary, Alberta

May 15, 2007
NEWS RELEASE:	PARAMOUNT RESOURCES LTD. ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE WEBCAST

Paramount Resources Ltd. announces that the annual and special meeting of its shareholders to be held at 3:30 p.m. (Calgary time) Wednesday, May 16, 2007, will be webcast. To listen to the annual and special meeting and view the presentation to be provided at the meeting, please go to the following internet address: www.paramountres.com. The webcast will also be available at the same internet address for a period of time following the annual and special meeting.

Paramount is a Canadian oil and natural gas exploration, development and production company with operations focused in Western Canada. Paramount’s common shares are listed on the Toronto Stock Exchange under the symbol "POU".

For further information, please contact:

Paramount Resources Ltd.
C.H. (Clay) Riddell, Chairman and Chief Executive Officer
J.H.T. (Jim) Riddell, President and Chief Operating Officer
B.K. (Bernie) Lee, Chief Financial Officer
Phone: (403) 290-3600
Fax:  (403) 262-7994